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                                                                    Exhibit 99.1

WISCONSIN RAPIDS, WI. - July 20, 2001 - Renaissance Learning(TM), Inc. (Nasdaq:
RLRN), a leading provider of school improvement programs to K-12 schools, has expanded its board of directors with the addition of Addison L. (Tad) Piper, chairman of the board of Minneapolis, Minn.-based investment banking firm U.S. Bancorp Piper Jaffray.

Piper, 54, has been chairman of Piper Jaffray since 1988, and served as chief executive officer from 1983 through 1999. He originally joined the company in 1969. He currently serves as director of several non-profit organizations including Allina Health System, Minnesota Public Radio, and St. Martin's Church Foundation, and as regent of St. Olaf College.

"We are very pleased that Tad has agreed to join our board," said Michael Baum, chief executive officer of Renaissance Learning. "We expect his wide experience with a variety of firms and business situations will provide valuable insights for us as we continue to grow."

Piper formerly held posts as chair of Abbott Northwestern Hospital, Minnesota Public Radio, and the NYSE Regional Firms Advisory Group Committee, vice-chair of the Minneapolis Downtown Council and the Board of Governors of the Securities Industry Association, director of Greenspring Corporation, and trustee of Woodhill Country Club, Guthrie Theatre, Washburn Child Guidance Center, and the Stanford University Business School Trust. He holds a bachelor's degree in economics from Williams College and an MBA from Stanford.

U.S. Bancorp Piper Jaffray is one of the nation's premier financial investment firms, providing a full range of investment products and services to individuals, institutions and businesses. The company also has a national reputation for its expertise in fundamental and technical research as well as debt and equity financing for growth companies in key industries. It is a division of Minneapolis-based U.S. Bancorp, the 8th largest financial services holding company in the United States, with assets in excess of $160 billion.

Renaissance Learning, Inc., is a leading provider of comprehensive school improvement programs to K-12 schools and school districts, including research-based software products, teacher training, and consulting. The Company's software products, called learning information systems, give students and teachers continuous constructive feedback that helps motivate students, dramatically accelerate learning, improve test scores, and helps students master all standards, while reducing teacher paperwork. Adopted by about 57,000 schools, these software products are among the most popular in schools nationwide, including Accelerated Reader(R), Accelerated Math(R), STAR Reading(R), STAR Math(R), STAR Early Literacy(TM), PerfectCopy(TM), and others. More than 300,000 pre-K-12 educators have received Renaissance training. The Company also provides electronic assessment products and services to educational publishers, and sells enterprise software for training and knowledge management. The Company has six U.S. locations and subsidiaries in Australia, Canada, India, and the United Kingdom.

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This press release contains forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include those matters disclosed in Renaissance Learning's
Annual Report on Form 10-K and the Company's other Securities and Exchange Commission filings, which matters are incorporated herein by reference.